                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549
                          --------------------

                             SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                          (Amendment No.  1)*

                          OnTrak Systems, Inc.
                          --------------------
                            (Name of Issuer)

                             Common Stock
                          --------------------
                    (Title of Class of Securities)

                             683374 10 2
                          --------------------
                            (CUSIP Number)

     Check the following box if a fee is being paid with this statement [   ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683374 10 2

-------------------------------------------------------------------------------
   (1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of
        Above Persons
            Jerauld J. Cutini
-------------------------------------------------------------------------------
   (2)  Check the Appropriate Row if a Member of a Group (See Instructions)
        (a)
        (b)
-------------------------------------------------------------------------------
   (3)  SEC Use Only
-------------------------------------------------------------------------------
   (4)  Citizenship or Place of Organization   United States
-------------------------------------------------------------------------------
   Number of     (5)     Sole Voting Power   589,500
   Shares Bene-  --------------------------------------------------------------
   ficially      (6)     Shared Voting Power   -0-
   Owned by      --------------------------------------------------------------
   Each Report-  (7)     Sole Dispositive Power   589,500
   ing Person    --------------------------------------------------------------
   With          (8)     Shared Dispositive Power  52,000
-------------------------------------------------------------------------------
   (9)  Aggregate Amount Beneficially Owned by Each Reporting Person   641,500
-------------------------------------------------------------------------------
   (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
-------------------------------------------------------------------------------
   (11) Percent of Class Represented by Amount in Row 9   8.5%
-------------------------------------------------------------------------------
   (12) Type of Reporting Person (See Instructions)   IN
-------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

       OnTrak Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

       1010 Rincon Circle, San Jose, CA  95131

Item 2(a).  Name of Person Filing:

       Jerauld J. Cutini

Item 2(b).  Address of Principal Business Office or, if None, Residence:

       Jerauld J. Cutini
       OnTrak Systems, Inc.
       1010 Rincon Circle
       San Jose, CA  95131

Item 2(c).  Citizenship:

       United States

Item 2(d).  Title of Class of Securities:

       Common Stock

Item 2(e).  CUSIP Number:

       683374 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    Not Applicable.

          (a).    [  ] Broker or Dealer registered under Section 15 of the
                       Act;
          (b).    [  ] Bank as defined in Section 3(a)(6) of the Act;
          (c).    [  ] Insurance Company as defined in Section 3(a)(19) of
                       the Act;
          (d).    [  ] Investment Company registered under Section 8 of the
                       Investment Company Act;
          (e).    [  ] Investment Advisor registered under Section 203 of the
                       Investment Advisers Act of 1940;
          (f).    [  ] Employee Benefit Plan, Pension Fund which is subject
                       to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund;
                       see Rule 13d-1(b)(1)(ii)(F);
          (g).    [  ] Parent Holding Company, in accordance with
                       Rule 13d-1(b)(ii)(G) (Note: see Item 7);
          (h).    [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.   Ownership.

          (a)  Amount beneficially owned as of December 31, 1996:

               641,500 (includes (i) 52,000 shares held by trusts for the benefit of Mr. Cutini's children, as to which Mr. Cutini and his wife share investment power with the trustees of the trusts, including determinations as to the disposition of the shares, and (ii) 12,500 shares subject to an option which are currently exercisable)

          (b)  Percent of class:   8.5%

          (c)  Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote   589,500

             (ii) Shared power to vote or to direct the vote   -0-

             (iii)Sole power to dispose or to direct the
                  disposition of   589,500

             (iv) Shared power to dispose or to direct the
                  disposition of   52,000

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          Not Applicable.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 6, 1997
                                  ------------------------------
                                             (Date)


                                  /s/ JERAULD J. CUTINI
                                  ------------------------------
                                           (Signature)

                                        Jerauld J. Cutini
                                  ------------------------------
                                         (Name and Title)








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